EXHIBIT 99.1

THIS FIRST SUPPLEMENTAL WARRANT INDENTURE made as of the 28th day of February, 2012,

BETWEEN:
GENTOR RESOURCES INC. (formerly, Gentor Resources, Inc.), a company continued under the laws of the Cayman Islands,
(the “Company”) OF THE FIRST PART;
AND:
EQUITY FINANCIAL TRUST COMPANY, a trust company incorporated under the federal laws of Canada,
(the “Warrant Agent”) OF THE SECOND PART;

WITNESS THAT WHEREAS:

A.
Gentor Resources, Inc. (“Gentor Florida”) and the Warrant Agent entered into a warrant indenture (the “Warrant Indenture”) dated November 2, 2011, with respect to the issuance of up to 2,000,000 common share purchase warrants (each, a “Gentor Florida Warrant”) entitling the holders thereof (each, a “Warrantholder”) to purchase in the aggregate up to 2,000,000 common shares of Gentor Florida;

B.
Each Gentor Florida Warrant issued pursuant to the Warrant Indenture entitled the Warrantholder to acquire, subject to adjustment in stated circumstances, one common share in the capital of the Gentor Florida, as constituted at the date of the Warrant Indenture, at the exercise price of $1.25 per common share at any time prior to the Expiry Time (defined in the Warrant Indenture) on November 2, 2012, on the terms and conditions set forth in the Warrant Indenture;

C.
At a meeting of the shareholders of Gentor Florida (the “Shareholders”) held on February 24, 2012, the Shareholders approved, among other things, (a) the merger (the “Merger”) of Gentor Florida with and into the Company, which, at that time, was a wholly-owned subsidiary of Gentor Florida, with the Company surviving the Merger pursuant to a plan of merger (the “Plan of Merger”), and (b) the continuance (the “Continuance”) of the Company into the Cayman Islands;

D.	The Merger was carried out on February 27, 2012 and the Continuance was carried out on February 28, 2012;

E.
Pursuant to the Plan of Merger, the Company agreed to, among other things, assume the obligations of Gentor Florida including the obligation to issue common shares of the Company upon the exercise of the Gentor Florida Warrants under the Warrant Indenture;

F.
The Company wishes to enter into a Supplemental Indenture as permitted under section 8.1(f) of the Warrant Indenture to assume the obligations of Gentor Florida under the Warrant Indenture as of the effective date of the Merger;

G.
As a consequence of the Merger, Warrantholders are entitled to receive upon exercise of their Gentor Florida Warrants one common share of the Company (a “Common Share”) for each Gentor Florida Warrant held prior to the effective date of the Merger;

H.	All necessary resolutions have been passed and all other proceedings taken and conditions have been complied with to authorize the execution and delivery of this Supplemental Indenture;

I.	The foregoing recitals are made as representations and statements of fact by the Company and not by the Warrant Agent.

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.1           General

1.
This Supplemental Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

2.	The Company hereby agrees to be bound by the Warrant Indenture as though it were an original signatory thereto.

3.	The Warrant Indenture is amended in its entirety as required to provide that any reference to Gentor Florida is deemed to be a reference to the Company.

1.2           Definitions

Capitalized terms used herein shall, unless otherwise defined herein, have the meaning ascribed thereto in the Warrant Indenture, and unless the context requires otherwise, all references to the Warrant Indenture shall mean the Warrant Indenture as amended by this Supplemental Indenture.

1.3           Fractional Shares

For greater clarity, under no circumstances shall the Company be obliged to issue any fractional shares or any cash or other consideration in lieu thereof upon the exchange of one or more Warrants.

1.4           Confirmation of Warrant Indenture

In all other respects the provisions of the Warrant Indenture are hereby confirmed.

1.5           Counterparts

This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplemental Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture as of the date first written above.

GENTOR RESOURCES INC.

By:	“Geoffrey G. Farr”
Authorized Signatory

EQUITY FINANCIAL TRUST COMPANY

By:	“K. Thorpe”
Authorized Signatory

By:	“D. Crawford”
Authorized Signatory